Mail Stop 0306

April 1, 2005


Via U.S. Mail and via Facsimile

Mr. Ronald E. Badke
Chief Financial Officer
1840 County Line Road
Huntingdon Valley, PA 19006


	RE:	Wireless Xcessories Group, Inc.
		Form 10-KSB for the year ended December 31, 2004
		File No. 0-27996

Dear Mr. Badke:

     We have reviewed your filings and have the following comments.
We have limited our review to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-KSB for the year ended December 31, 2004

1. In future filings, to eliminate investor confusion, revise to correctly identify and label the items of Form 10-KSB.

Consolidated Financial Statements

Balance Sheet - Page F-3

2. In future filings revise the balance sheet to separately present assets and liabilities of discontinued operations as required by paragraphs 46 and 49 of SFAS 144.

Note 1, Summary of Significant Accounting Policies

Revenue Recognition - Page F-10

3. We note that you recognize revenue upon shipment. Please expand your disclosure in future filings to clarify why shipment is the appropriate point for revenue recognition. Confirm to us that goods are shipped FOB shipping point or disclose how you recognize revenue for products not shipped FOB shipping point.
4. In a supplemental response, please address how you meet the following criteria of SAB 104 prior to recognizing revenue:
(a)  persuasive evidence of an arrangement exists,
(b)  delivery has occurred or services have been rendered,
(c)  the seller`s price to the buyer is fixed or determinable, and
(d)  collectibility is reasonably assured.

Please revise future filings to provide similar disclosures.

5. We note from page 2 of your business section that you have a "variety of product lines" and a "wide assortment of value added services" relating to your products. Tell us supplementally and revise your future filings to address the following:
a) how you recognize revenue from the sale of each group of products and services you provide to your customers.
b) highlight any differences in the terms and timing of delivery of the various products and services and disclose how these impact the timing of revenue recognition.
c) identify any special arrangements with, or rights provided to, your customers, such as warranties, the right of return, or customer acceptance, and explain how they impact the timing of revenue recognition.
Employee Stock Options

6. We note the cross reference to Note 5 for the pro forma effect on net income (loss) income per share data required by SFAS 123.
Please
revise all future filings to include the full reconciliation in the
Summary of Significant Accounting Policies note. Refer to paragraph
2(e) of SFAS 148.

Item 14 Controls and Procedures - Page 19

7. We note your statement that controls and procedures "no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives..." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website at
<http://www.sec.gov/rules/final/33-8238.htm>.

8. We note your disclosure that your chief executive officer and chief financial officer have completed their evaluation of your disclosure controls and procedures as of February 15, 2005.
Please
amend your filing to disclose management`s conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the annual report. Refer to Item 307 of
Regulation S-B and Part III.F of Management`s Reports on Internal Control over Financial Reporting and Certification of Disclosure in
Exchange Act Periodic Reports, Release No. 33-8238, available on our website at www.sec.gov/rules/final/33-8238.htm.

9. Your disclosure of changes in your internal control over financial reporting states that "there have not been any significant changes in the Company`s internal control or in other factors that could significantly affect these controls..." Please revise the language used to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-B.

10. In a related matter, your disclosure also states that there have not been any significant changes "subsequent to the date of their evaluation" which was February 15, 2005. Please revise your disclosure concerning changes in your internal control over financial reporting to also indicate whether there was any change in your internal control over financial reporting that occurred during the fourth quarter that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by Item 308(c) of Regulation S-B as amended effective August 13, 2003.

Exhibits 31.1 and 31.2

11. We note that the certifications filed were not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect, except for the modifications temporarily permitted to be made to the fourth paragraph of the certification pursuant to Part III.E of Release No. 8238. Accordingly, please file an amendment to your Form 10-KSB that includes all required Items of the Form, accompanied by the signed certifications of your current CEO and CFO. These certifications should be in the form currently set forth in Item 601(b)(31) of Regulation S-B.




*    *    *    *




      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Heather Tress, Staff Accountant, at (202)
824-
5263 or me at (202) 942-1984 if you have questions regarding comments on the financial statements and related matters.



							Sincerely,



							Martin James
							Senior Assistant Chief
Accountant
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Mr. Ronald E. Badke
Chief Financial Officer
Wireless Xcessories Group, Inc.
April 1, 2005
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